UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Google Inc.

(Name of Issuer)

Class A Common Stock

Class B Common Stock

(Title of Class of Securities)

38259P508 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38259P508

1.	Names of Reporting Persons. Sergey Brin I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 35,607,435(1) 6. Shared Voting Power 2,000,000(2) 7. Sole Dispositive Power 35,607,435(1) 8. Shared Dispositive Power 2,000,000(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,607,435(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 28.4%(3)(4)
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 400,000 shares of Class A Common Stock and (ii) 35,207,435 shares of Class B Common Stock held directly by Mr. Brin. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(2)	Includes 2,000,000 shares of Class B Common Stock held by a trust, of which Mr. Brin is a co-trustee.
(3)	Includes collectively those shares of Class A Common Stock and Class B Common Stock described in footnotes (1) and (2) above.
(4)	Assumes conversion of all such reporting person’s shares of Class B Common Stock into shares of Class A Common Stock.

Page 2 of 5 pages

Item 1.	(a)	Name of Issuer:
Google Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

1600 Amphitheater Parkway, Mountain View, CA 94043

Item 2.	(a)	Name of Person Filing:

Sergey Brin

	(b)	Address of Principal Business Office or, if none, Residence:

c/o Google Inc.
1600 Amphitheater Parkway, Mountain View, CA 94043

	(c)	Citizenship:

Sergey Brin United States of America

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813));

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 3 of 5 pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Please note that pursuant to Rule 13d-3(d)(1), all shares of Class B Common Stock held by the reporting persons, which shares are convertible into shares of Class A Common Stock, were deemed to be converted for the purpose of computing the percentages of the Class A Common Stock owned by such persons. Consequently, all Class A Common Stock amounts and percentages noted in this Item 4 assume conversion of all shares of Class B Common Stock and are inclusive of the Class B Common Stock amounts and percentages set forth herein. The percentages of ownership set forth below are based on 95,381,594 shares of Class A Common Stock and 179,172,731 shares of Class B Common Stock outstanding at December 31, 2004.

(a) Amount beneficially owned:

	Class A	Class B
Sergey Brin	37,607,435	37,207,435

(b)	Percent of class:

	Class A	Class B
Sergey Brin	28.4%	20.8%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

	Class A	Class B
Sergey Brin	35,607,435	35,207,435

(ii)	Shared power to vote or to direct the vote:

	Class A	Class B
Sergey Brin	2,000,000	2,000,000

(iii)	Sole power to dispose or to direct the disposition of:

	Class A	Class B
Sergey Brin	35,607,435	35,207,435

(iv)	Shared power to dispose or to direct the disposition of:

	Class A	Class B
Sergey Brin	2,000,000	2,000,000

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

/s/ SERGEY BRIN
Sergey Brin

Page 5of 5 pages